Exhibit 21

List of Subsidiaries of Negevtech Ltd.

Subsidiaries	Jurisdiction incorporation or organization	Negevtech's voting interest
		(%)

Negevtech GmbH	Germany	100.0
Negevtech, Inc.	Delaware	100.0
Negevtech Ltd.	Japan	100.0
Negevtech Pte. Ltd.	Singapore	100.0
Negevtech Acquisition Subsidiary Corp.	Delaware	100.0
Negevtech Korea Co., Ltd. (a subsidiary of Negevtech Pte. Ltd)	Korea	(1)80.0

(1) Pursuant to an Agreement dated November 8, 2006 by and between the Company and M.B Choi, the chairman of the Negevtech Korea Co., Ltd., Mr. Choi was granted ownership of 20% of the Negevtech Korea, to be earned in a rate of 5% per year over a 4 year period, commencing 2006, at no cost.